Reuters Group PLC 85 Fleet Street London EC4P 4AJ Attention: The Directors	EAC/NJP 020 7710 5401

20 March, 2001

Dear Sirs,

Reuters Group plc

Reuters Discretionary Stock Option Plan

     We have acted as English solicitors to Reuters Group plc (the “Company”) and are giving this opinion in connection with its Registration Statement on Form S-8 (the “Registration Statement”) to register under the Securities Act of 1933, as amended (the “Securities Act”), the allotment of up to 20,000,000 million Ordinary Shares of 25p each (the “Shares”) of the Company which Ordinary Shares relate, inter alia, to the Company’s Discretionary Stock Option Plan and Rules annexed in the Schedule to this opinion (the “Plan”).

     For the purpose of this opinion, we have examined copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary, including the Memorandum and Articles of Association of the Company, extracts from the minutes of meetings of the board of directors of the Company dated 5 October, 2000 and 12 February, 2001, extracts from the minutes of a meeting of the Remuneration Committee of the board of directors of the Company dated 5 December, 2000, the notice of meeting dated 14 March, 2001 convening an extraordinary general meeting of the Shareholders of the Company on 24 April, 2001, and the Registration Statement on Form S-8

Regus plc	2	20 March, 2001

filed under the Securities Act by the Company with the Securities and Exchange Commission.

     Based upon and subject to the foregoing, we are of the opinion that the Shares deliverable pursuant to the Plan will form part of the authorised share capital of the Company, the directors have all necessary authority to allot the Shares and the Shares will, when and to the extent allotted pursuant to the Plan upon receipt by the Company of adequate consideration therefore, be validly issued and fully paid.

     This opinion is limited to English law as applied by the English courts and is given on the basis that it will be governed by and construed in accordance with English law. We have made no investigation of the laws of any jurisdiction other than England and neither express or imply any opinion as to any other laws and in particular the laws of the State of New York and the United States of America.

     This opinion is addressed to you on the understanding that it may not be transmitted to any person for any purpose, or quoted or referred to in any public document or filed with any government agency or other person without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours faithfully, /s/ SLAUGHTER AND MAY Slaughter and May

Reuters Group PLC Discretionary Stock Option Plan Rules Appear as Exhibit 4.3 in this Registration Statement.